Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Public Offering of Common Shares and Warrants

FOR IMMEDIATE RELEASE - August 17, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP), announced today that it has commenced an underwritten public offering of its common shares and warrants to purchase common shares. The Company intends to use the net proceeds from this offering for general corporate purposes.  The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed.

Maxim Group LLC is acting as the sole book-running manager and Fearnley Securities is acting as lead manager for the offering.

The securities described above are being offered by Seanergy Maritime Holdings Corp. pursuant to a registration statement (File No. 333-226796) previously filed and declared effective by the Securities and Exchange Commission (SEC). The securities are being offered only by means of a prospectus supplement and accompanying prospectus, forming part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to this offering have been filed with the SEC. Electronic copies of the preliminary prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745. Electronic copies of the preliminary prospectus supplement and accompanying prospectus are also available on the website of the SEC at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a fleet of 11 Capesize vessels with an average age of about 11.5 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.  The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, particularly with respect to the proposed public offering described herein. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results (including, without limitation, whether the offering described herein will occur at all, and if so (of which no assurances can be given), on what terms) may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the demand for the Company securities in the public market, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Judit Csepregi
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com